

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Stephen A. Martin, Esq.
Vice President and General Counsel
Accuride Corporation
7140 Office Circle
Evansville, IN 47715

> **Re: Accuride Corporation**
> **Registration Statement on Form S-1**
> **Filed May 26, 2010**
> **File No. 333-167111**

Dear Mr. Martin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

1. We note that the anti-dilution provisions of the notes you are registering appear to exceed the scope of Rule 416 of the Securities Act of 1933. In particular, Rule 416 is intended to allow for the increase of registered underlying securities as a result of anti-dilution provision such as stock splits, stock dividends and similar transactions that impact all holders in the same way. The provisions described on pages 32 – 33 and 35 under the headings "Tender or Exchange Offers," "Payment of PIK Interest" and "Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change" do not appear to fall within the permitted scope of Rule 416. Please revise to clarify that Rule 416 will only apply to anti-dilution provisions applicable to stock splits, stock dividends and similar transactions.

Risk Factors, page 4

2. Please revise to remove the second, third and final sentences of the first italicized paragraph on this page. You must disclose all known material risks and other matters should not be referenced in this section.

Exhibits

3. Please revise and confirm that you will file an opinion of counsel as an exhibit to this registration statement prior to requesting effectiveness.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Via facsimile (312) 993-9767
        Christopher D. Lueking, Esq.
        Latham & Watkins LLP